EXHIBIT 4.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the material terms of the common shares of beneficial interest, par value $0.001 per share (the “Common Shares”), of Acadia Realty Trust, a Maryland real estate investment trust (the “Company”), as well as certain relevant provisions of the declaration of trust of the Company, as amended (the “Declaration of Trust”), and amended and restated bylaws of the Company, as amended (the “Bylaws”), the Maryland General Corporation Law (the “MGCL”) and the Maryland REIT Law. A more complete description is available by referring to the full text of the Declaration of Trust, the Bylaws and the MGCL and the Maryland REIT Law.

General

Under our Declaration of Trust, we may issue 200,000,000 shares of beneficial interest, which may consist of Common Shares or such other types or classes of securities of the Company as the board of trustees of the Company (the “Board”) may create and authorize from time to time. The Common Shares have equal dividend, liquidation and other rights, have no preference or exchange rights, and generally have no appraisal rights. Holders of Common Shares have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

Listing

The Common Shares are listed on the New York Stock Exchange under the symbol “AKR”.

Distributions

Holders of Common Shares are entitled to receive distributions out of assets that we can legally use to pay distributions, when and if they are authorized by our Board and declared by us, and to share ratably in our assets that are legally available for distribution to our shareholders in the event we are liquidated, dissolved or our affairs are wound up.

Voting Rights

Holders of Common Shares have the right to vote on all matters presented to our shareholders, including the election of trustees, except as otherwise provided by Maryland law. Maryland law and our Declaration of Trust prohibit us from merging with or consolidating into another entity where we are not the surviving entity, or selling all or substantially all of our assets, without the approval of the holders of not less than two-thirds of the outstanding shares that are entitled to vote on such matters. Holders of Common Shares are entitled to one vote per share on all matters upon which shareholders are entitled to vote.

There is no cumulative voting in the election of our trustees, which means that holders of more than 50% of the Common Shares voting for the election of trustees can elect all of the trustees if they choose to do so and the holders of the remaining shares cannot elect any trustees.

Power to Increase Authorized Shares and Issue Additional Shares

The Board has the authority, without shareholder approval, to amend the Declaration of Trust to increase or decrease the aggregate number of authorized shares or the number of shares of any class or series that the Company has authority to issue, to issue additional authorized but unissued Common Shares or other shares of beneficial interest, and to classify or reclassify unissued Common Shares or other shares of beneficial interest and thereafter to issue such classified or reclassified shares. These actions may be taken without shareholder approval, unless shareholder approval is required by applicable law, the terms of any other class or series of shares or the rules of any securities exchange or automated quotation system on which the securities of the Company may be listed or traded. The Board could authorize the Company to issue additional classes or series of Common Shares or other shares of beneficial interest that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of the Company, even if such transaction or change of control involves a premium price for the shareholders of the Company or shareholders believe that such transaction or change of control may be in their best interests.

Restrictions on Ownership and Transfer

To qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), we must satisfy certain ownership requirements that may limit the ownership and transferability of the Common Shares. Specifically, not more than 50% in value of our outstanding Common Shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the Common Shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.

In order to ensure that we continue to qualify as a REIT under the Code, our Declaration of Trust contains provisions intended to assist us in satisfying the requirements described above. In regard to the ownership requirements, the Declaration of Trust prohibits any person from owning, directly or indirectly, by virtue of (i) the attribution rules of the Code or (ii) being a beneficial owner as defined in Rule 13d-3 promulgated under the Securities Exchange Act or 1934, as amended (the “Exchange Act”), more than 9.8% in value or number of the issued and outstanding shares of any class or series of our shares of beneficial interest, subject to certain exceptions. The trustees may waive this limitation if such ownership will not jeopardize our status as a REIT. As a condition of such waiver, the trustees may require opinions of counsel satisfactory to them and/or an undertaking from the applicant with respect to preserving our REIT status under the Code.

Our Declaration of Trust also provides that any purported transfer or issuance of any class or series of our shares of beneficial interest or our securities convertible into such shares that would (i) violate the 9.8% limitation described above, (ii) result in shares being owned by fewer than 100 persons for purposes of the REIT provisions of the Code, (iii) result in our being “closely held” within the meaning of Section 856(h) of the Code, or (iv) otherwise jeopardize our REIT status under the Code will be null and void and the proposed transferee will not acquire any rights in the shares, and will be deemed to have never had an interest therein.

Moreover, shares of beneficial interest transferred, or proposed to be transferred, in contravention of the 9.8% limitation described above or in a manner that would otherwise jeopardize our status as a REIT will be subject to purchase by us at a price equal to the fair market value of such shares (determined in accordance with the rules set forth in our Declaration of Trust). From and after the date fixed for purchase, and so long as payment of the purchase price for the shares to be redeemed has been made or duly provided for, the holder of any shares in violation of the 9.8% limitation described above so called for purchase will cease to be entitled to dividends, distributions, voting rights and other benefits with respect to such shares, excepting only the right to payment of the purchase price. Any dividend or distribution paid to a proposed transferee on such shares prior to the discovery by the Company that such shares have been transferred in violation 9.8% limitation described above shall be repaid to us upon demand.

Any certificates representing the Common Shares bear a legend referring to the restrictions described above.

The ownership limitations described above could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of Common Shares might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

Certain Provisions Our Declaration of Trust and Bylaws

Number of Trustees; Election of Trustees, Removal of Trustees and Filling of Vacancies

Our Declaration of Trust provides that the Board will consist of not less than two nor more than fifteen persons, and that the number of trustees will be set by the trustees then in office. Each trustee will serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies. Each trustee is elected by the vote of the majority of the votes cast by the holders of Common Shares at a meeting duly called at which a quorum is present; provided that if the number of nominees exceeds the number of trustees to be elected, the trustees shall be elected by the vote of a plurality of the votes cast by the holders of Common Shares at a meeting duly called at which a quorum is established. A majority of the votes cast means that the number of shares voted “for” a nominee must exceed 50% of the sum of the votes cast “for” plus the votes cast “against” or “withheld” with respect to that nominee. If a nominee that is already serving as a trustee is not elected, such trustee shall offer to tender his or her resignation to the Board. The nominating and corporate governance committee of the Board will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken.

Our Declaration of Trust provides that the shareholders may, at any time, remove any trustee, with or without cause, by the affirmative vote of two-thirds of all the votes entitled to be cast generally in the election of trustees. Any vacancy (including a vacancy created by an increase in the number of trustees) will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the trustees remaining in office. Any trustee elected to fill a vacancy will serve for the remainder of the full term of the trusteeship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Limitation of Liability and Indemnification of Trustees and Officers

Our Declaration of Trust authorizes and our Bylaws obligate us, to the maximum extent permitted under Maryland law, to indemnify our trustees and officers in their capacity as such. Section 8-301(15) of the Corporations and Associations Article of the Annotated Code of Maryland permits a Maryland REIT to indemnify or advance expenses to trustees and officers to the same extent as is permitted for directors and officers of a Maryland corporation under the MGCL. The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our Declaration of Trust does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party to, or witness in, by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (ii) a written undertaking by such director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our Declaration of Trust authorizes us, and our Bylaws require us, to the maximum extent permitted by Maryland law, to indemnify (i) any present or former trustee or officer or (ii) any individual who, while serving as our trustee or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, member, manager, or trustee, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in such capacity or capacities, and to pay or reimburse his or her reasonable expenses in advance of final disposition of such a proceeding.

Our Bylaws also permit us, subject to the approval of our Board, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our Company or a predecessor of our Company.

In addition to the above, we have purchased and maintain insurance on behalf of all of our trustees and executive officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability.

Advance Notice of Trustee Nominations and New Business

Our Bylaws provide that (a) with respect to an annual meeting of shareholders, nominations of individuals for election to our Board and the proposal of other business to be considered by shareholders may be made only (i) pursuant to our Company’s notice of the meeting, (ii) by or at the direction of the Board or (iii) by a shareholder who is a shareholder of record both at the time of giving of notice by the shareholder and at the time of the meeting, who is entitled to vote at the meeting in the election of the individual so nominated or such other business and has complied with the advance notice procedures set forth in the Bylaws and (b) with respect to special meetings of shareholders, only the business specified in our Company’s notice of meeting may be brought before the meeting of shareholders and nominations of individuals for election to the Board may be made only (i) by or at the direction of the Board or (ii) provided that the meeting has been called for the purpose of electing trustees by a shareholder who is a shareholder of record both at the time of giving of notice by the shareholder and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and has complied with the advance notice provisions set forth in the Bylaws.

Amendments to our Declaration of Trust

In general, our Declaration of Trust may be amended by the affirmative vote of the holders of not less than a majority of the Common Shares then outstanding and entitled to vote thereon. However, amendments with respect to certain provisions relating to the ownership requirements, reorganizations and certain mergers or consolidations or the sale of substantially all of our assets, require the affirmative vote of the holders of not less than two-thirds of the Common Shares then outstanding and entitled to vote thereon. Our trustees, by a two-thirds vote, may amend the provisions of the Declaration of Trust from time to time to effect any change deemed necessary by our trustees to allow us to qualify and continue to qualify as a REIT.

Termination of Operations or our REIT Status

Our Declaration of Trust permits the termination and the discontinuation of our operations by the affirmative vote of the holders of not less than two-thirds of the outstanding shares entitled to vote at a meeting of shareholders called for that purpose. In addition, the Declaration of Trust permits the trustees to terminate our REIT status at any time.

Anti-Takeover Effect of Certain Provisions of the Declaration of Trust

The limitation on ownership and transfer of shares of beneficial interest set forth in our Declaration of Trust could have the effect of discouraging offers to acquire us or of hampering the consummation of a contemplated acquisition. See “Restrictions on Ownership and Transfer” above.

Forum Selection Clause

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of any duty owed by us or by any of our trustees or officers or other employees to us or to our shareholders, (iii) any action asserting a claim against us or any of our trustees or officers or other employees arising pursuant to any provision of the Maryland REIT Law, the MGCL or our Declaration of Trust or Bylaws or (iv) any action asserting a claim against us or any of our trustees or officers or other employees that is governed by the internal affairs doctrine shall be, in each case, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.

Certain Provisions of Maryland Law

Control Share Acquisitions

The MGCL, as applicable to Maryland REITs, provides that a holder of “control shares” of a Maryland REIT acquired in a “control share acquisition” has no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of beneficial interest owned by the acquiror, by officers or by trustees who are employees of the REIT. “Control shares” are voting shares of beneficial interest which, if aggregated with all other such shares of beneficial interest previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses of the meeting), may compel the board of trustees of the REIT to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the REIT may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the REIT may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of shareholders is held at which the voting rights of such shares are considered and not approved, as of the date of the meeting. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (i) to shares acquired in a merger, consolidation or share exchange if the REIT is a party to the transaction or (ii) to acquisitions approved or exempted by the declaration of trust or bylaws of the REIT.

Our Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our Company’s shares of beneficial interest. There can be no assurance that this provision will not be amended or eliminated at any time in the future, and may be amended or eliminated with retroactive effect.

Business Combinations

Under the MGCL, as applicable to Maryland REITs, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland REIT and any person who beneficially owns ten percent or more of the voting power of the REIT’s outstanding voting shares of beneficial interest or an affiliate or associate of the REIT who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then-outstanding voting shares of beneficial interest of the REIT (an “Interested Shareholder”) or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination must generally be recommended by the board of trustees of such REIT and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest of the REIT and (b) two-thirds of the votes entitled to be cast by holders of voting shares of the REIT other than shares held by the Interested Shareholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the REIT’s common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of trustees of the REIT prior to the time that the Interested Shareholder becomes an Interested Shareholder. A person is not an Interested Shareholder under the statute if the board of trustees approved in advance the transaction by which he otherwise would have become an Interested Shareholder. The board of trustees may provide that its approval is subject to compliance with any terms and conditions determined by the board.

We have not elected to opt-out of the business combination statute. The business combination statute may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change of control of us under circumstances that otherwise could provide our shareholders with the opportunity to realize a premium over the then-current market price or that our shareholders may otherwise believe is in their best interests.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland REIT with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect to be subject, by provision in its declaration of trust or bylaws or a resolution of its board of trustees and notwithstanding any contrary provision in the declaration of trust or bylaws, to any or all of five provisions of the MGCL, which provide for:

•	a classified board;
•	a two-thirds vote requirement for removing a trustee;
•	a requirement that the number of trustees be fixed only by vote of the trustees;
•	a requirement that a vacancy on the board be filled only by the remaining trustees and for the remainder of the full term of the class of trustees in which the vacancy occurred; and
•	a majority requirement for the calling of a special meeting of shareholders.

Through provisions in our Declaration of Trust and Bylaws unrelated to Subtitle 8, we already (i) require the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of trustees to remove a trustee from our Board, (ii) vest in our Board the exclusive power to fix the number of trustees, (iii) vest in our Board the exclusive power to fill vacancies and (iv) require, unless called by our chairman of our Board, our chief executive officer, our president or our Board, the written request of shareholders entitled to cast not less than 40% of all the votes entitled to be cast at such a meeting to call a special meeting. We have opted out of the provision of Subtitle 8 of Title 3 of the MGCL that would have permitted our Board to unilaterally divide itself into classes with staggered terms of three years each (also referred to as a classified board) without shareholder approval, and we are prohibited from electing to be subject to such provision of the MGCL unless such election is first approved by our shareholders by the affirmative vote of a majority of all the votes entitled to be cast on the matter. We do not currently have a classified board.